

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

Rene R. Joyce
Chief Executive Officer
Targa Resources Investments Inc.
1000 Louisiana, Suite 4300
Houston, Texas 77002

John Robert Sparger
Senior Vice President
Targa Resources GP LLC
1000 Louisiana St., Suite 4300
Houston, Texas 77002

> **Re: Targa Resources Investments Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 15, 2010**
> **File No. 333-169277**
>
> **Targa Resources Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 4, 2010**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010**
> **Filed May 14, 2010 and August 6, 2010**
> **File No. 001-33303**

Dear Mr. Joyce:

We have reviewed your amended registration statement and the letter dated October 15, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

We have also reviewed the above Exchange Act filings of Targa Resource Partners LP and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to the comments directed to your Exchange Act reports within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 1, 2010
Page 2

After reviewing any amendment to your registration statement or Exchange Act reports and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Our Dividend Policy, page 53

TRII Minimum Estimated Cash Available for Distribution for the Twelve Month…, page 58

1. We have reviewed your response to comment 17 from our letter dated October 8, 2010. Please note that we believe your forecast should not extend much further beyond one year from your anticipated effectiveness date. Accordingly, please be advised that we may request a forecast for a period ending prior to December 31, 2011 depending on the effectiveness date of your filing.

Management's Discussion and Analysis of Financial Condition and Results…, page 73

Liquidity and Capital Resources, page 89

2. We note your response to comment 27 from our letter dated October 8, 2010. Please incorporate your response to comment 27 into your registration statement.

Credit Facilities and Long-Term Debt, page 93

3. We note your response to comment 30 from our letter dated October 8, 2010. Please incorporate your response to comment 30 into your registration statement.

Critical Accounting Policies, page 96

4. We note your response to comment 35 from our letter dated October 8, 2010. Please clarify the statement that you "engage an independent valuation firm to conduct valuations and provide opinions on the fair market value of the stock underlying option grants." In this regard, clarify whether management or the valuation firm makes the determination of the fair value of the common stock. We refer you to Question 233.02 of the Division of Corporation Finance Compliance and Disclosure Interpretations on the Securities Act.

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 1, 2010
Page 3

Executive Compensation, page 148

Annual Cash Incentives, page 152

5. We note your response and revisions to your registration statement in response to comment
    41 from our letter dated October 8, 2010. Please further revise your disclosure to describe in
    greater detail what aspects of overall performance, including organizational performance, led
    them to conclude that your performance substantially exceeded expectations in 2009 with
    regards to the eight business priorities set for 2009.

Grants of Plan-Based Awards, page 158

6. We note your response and the revisions to your registration statement in response to
    comment 44 from our letter dated October 8, 2010. Please revise your disclosure to clearly
    indicate, if true, that the percentage of awards that each executive officer will receive is
    either 50%, 100% or 150% of the cash value of the performance unit awards as calculated on
    the date of vesting. Currently, your disclosure could lead one to conclude that at vesting the
    January 2008 and 2009 performance awards will vest at either 50% or 100% of the number
    of awards granted to the executive officers rather than 50% to 100% of the cash value.
    Please make similar revisions with respect to your December 2009 grants.

Form 10-K for the Fiscal Year Ended December 31, 2009 of Targa Resources Partners LP

General

7. Please apply, to the extent applicable, any comments issued in this letter or the comment
    letter dated October 8, 2010 regarding the Form S-1 filed by Targa Investment Resources,
    Inc. to the Form 10-K and related filings of Targa Resources Partners LP. Please confirm
    your understanding in this regard.

Item 1A. Risk Factors, page 25

8. In future filings, please delete the penultimate sentence in the first paragraph in which you
    state that additional risks not presently known to you or which you consider immaterial may
    also materially adversely affect you. Please note that all material risks should be described in
    your disclosure. If risks are not deemed material, you should not reference them.

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 1, 2010
Page 4

<u>Item 7. Management's Discussion and Analysis of Financial Condition…page, 55</u>

<u>Results of Operations, page 65</u>

9. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change. For example, on page 69 under the heading "Year Ended December 31, 2008 Compared to year Ended December 31, 2007" you indicate that the increase in operating expenses was primarily the result of increases in general maintenance and supplies, lube oil, environmental and automotive expenses, compensation related expenses and ad valorem taxes," without quantifying the effect of each factor on the change. Also, on page 70 under "Year Ended December 31, 2009 Compared to year Ended December 31, 2008" you indicate that lower revenues from fractionation, terminalling and storage was a result of a slight increase in fractionation and treating volumes with a decrease in fuel and electricity prices and reduced barge and truck utilization, but you do not quantify the effect that each of these factors had on the change in revenue. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose that revenue changes related to variations in such items as commodity prices, volumes, fee-based and other revenues, and business interruption insurance proceeds. While this information is beneficial to the reader, please quantify the extent to which the overall change is attributable to each identified factor and explain in reasonable detail the reasons driving fluctuations in each factor. Please address these examples, but realize that these are examples only and not an exhaustive list of the revisions you should make. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

<u>Item 9A. Controls and Procedures, page 83</u>

<u>Disclosure Controls and Procedures, page 83</u>

10. You state that your disclosure controls and procedures were designed at the reasonable assurance level. Please revise your future filings and confirm to us that your Chief Executive Officer and Chief Financial Officer made their conclusion regarding the effectiveness of your disclosure controls and procedures at the reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 1, 2010
Page 5

Item 11. Executive Compensation, page 90

Compensation Discussion and Analysis, page 90

11. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Consolidated Statement of Changes in Owners' Equity, page F-7

12. We note that you classify distributions related to the general partner's IDRs as equity transactions. Please explain why you believe equity classification is appropriate, including explaining the purpose for which you provide cash distributions to your general partner beyond the general partner's ownership interest. Also tell us what consideration, if any, was given to recording IDRs as compensation to the general partner. In this regard, we assume that the services provided by your general partner and other affiliated companies in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing your general partner with compensation in return for providing these services to you.

Notes to Consolidated Financial Statements, page F-9

Note 4 – Significant Accounting Policies, page F-10

13. We note your disclosures on pages 18 and 36 that Targa NGL, a subsidiary acquired from your parent Targa Resources, Inc. ("Targa"), is an interstate common carrier subject to regulation by the FERC and have the following comments:

- Please tell us whether you apply ASC 980 for the portion of your business that is regulated.

- Please tell us whether the accounting for any of your property, plant and equipment and the related depreciation is based on FERC regulations.

- Based on your response to the above bullet points, please tell us how you determined additional footnote disclosures were not needed to address the impact of regulatory accounting on your financial statements.

Net Income per Limited Partner Unit, page F-12

14. Please tell us in sufficient detail how you calculate net income attributable to limited partners in your net income per limited partner unit computations. In doing so, please tell us if the

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 1, 2010
Page 6

incentive distribution rights are separate participating securities or are embedded in the general partner interest and clarify how your treatment complies with FASB ASC 260-10-55-102 through 55-109, particularly paragraph 55-106 regarding cash distributions in excess of earnings.

Note 15 – Related-Party Transactions, page F-29

15. We note that your financial statements include costs allocated to you by Targa, including costs for centralized general and administrative services performed by Targa, as well as depreciation of assets utilized by Targa's centralized general and administrative functions. You further disclose that these allocations are not necessarily indicative of the costs and expenses that would have resulted if you had operated as a stand-alone entity. Please disclose your estimates of what your related expenses would have been on a stand-alone basis, or tell us why such disclosure is not practicable. Please provide this disclosure for each year for which a statement of operations was required when such basis produced materially different results. Please also confirm that your historical income statements include all expenses incurred by Targa on your behalf. See Questions 1 and 2 of SAB Topic 1B.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Item 4. Controls and Procedures, page 41

Evaluation of Disclosure Controls and Procedures, page 41

16. We note that your Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by the report, that your disclosure controls and procedures were effective at the reasonable assurance level that information required to be disclosed in your reports is recorded, processed, summarized and reported within the specified time periods. Please also confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In the alternative, you may refer to the definition of disclosure controls and procedures found in Exchange Act Rule 13a-15(e) and provide your Chief Executive Officer's and Chief Financial Officer's conclusion regarding the effectiveness of your disclosure controls and procedures.

17. Also, we note that your Chief Executive Officer and Chief Financial Officer made their conclusion regarding the effectiveness of your disclosure controls and procedures at the

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 1, 2010
Page 7

reasonable assurance level. If your Chief Executive Officer and Chief Financial Officer make their conclusion regarding the effectiveness of your disclosure controls and procedures at the reasonable assurance level they must also indicate, if true, that your disclosure controls and procedures were designed at the reasonable assurance level. Please revise your future filings and confirm to us that your disclosure controls and procedures as of March 31, 2010 were also designed at the reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Item 2. Management's Discussion and Analysis of Financial Condition…, page 27

Liquidity and Capital Resources, page 35

18. You state on page 36 that your counterparty collateral demands reflect your non-investment grade status. Please discuss why your status is currently "non-investment grade" and who made this assessment.

Item 4. Controls and Procedures, page 45

Evaluation of Disclosure Controls and Procedures, page 45

19. We note that your Chief Executive Officer and Chief Financial Officer did not indicate whether your disclosure controls and procedures were "effective" as of the end of the period covered by the report. Instead your disclosure states that your disclosure controls and procedures provide reasonable assurance that information required to be disclosed in your reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Please revise your future filings and confirm to us that your disclosure controls and procedures were "effective" at the reasonable assurance level as of the end of the period covered by the report. Please also confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective, at the reasonable assurance level, to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In the alternative, you may refer to the definition of disclosure controls and procedures found in Exchange Act Rule 13a-15(e) and provide your Chief Executive Officer's and Chief Financial Officer's conclusion regarding the effectiveness of your disclosure controls and procedures.

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 1, 2010
Page 8

20. Also, if your Chief Executive Officer and Chief Financial Officer made their conclusion regarding the effectiveness of your disclosure controls and procedures at the reasonable assurance level you must also indicate, if true, that your disclosure controls and procedures were designed at the reasonable assurance level. Please revise your future filings and confirm to us that your disclosure controls and procedures as of June 30, 2010 were designed at the reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.

Exhibit 31.1 and 31.2

21. We note that you title your certification as "Certification of the Chief Executive Officer Pursuant to Rule 13a-14(A)/15D-14(A) of the Securities Exchange Act of 1934" The certification of your Chief Financial Officer includes a similar title. Please revise future certifications so that it tracks the form included in Item 601(b)(31) of Regulation S-K. In this regard, the title should only state "certification" rather than specifying that it is the Chief Executive Officer's or Chief Financial Officer's certification. We note a similar issue with your Form 10-Q for the fiscal quarter ended March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to the comments addressed to your Exchange Act reports, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rene R. Joyce
Targa Resources Investments Inc.
John Robert Sparger
Targa Resources GP LLC
November 1, 2010
Page 9

You may contact Andrew Blume, Staff Accountant at (202) 551-3254 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings,
Assistant Director

cc: David P. Oelman
        Vinson & Elkins LLP
        Via facsimile